

INVEST IN **GOBEEP, INC.**

Blockchain privacy from the guy who built software for the largest restaurants

LEAD INVESTOR

Wade Reinthaler Angel Investor

Since investing in GoBeep this May, I have come to know Mr. Della Maggiora, his team, company, operating environment, and business model. I have had the chance to use my professional investing training and experience to better understand GoBeep – and I believe that what I am investing in is superb.

Foremost, my personal trust has deepened in Mr. Della Maggiora and his team. During a recent conversation, when he was reflecting on his professional and personal experiences and achievements, he volunteered: "I'm predictable, I tell the truth, I know my stuff." That sentiment and impromptu self-assessment strengthens the basis for my decision to increase my investment in GoBeep.

Objectively, what I have learned about GoBeep as a company has bolstered my confidence. Their revenues are proving greater than earlier expectations. As an early-stage SaaS company providing a service with growing demand, I view GoBeep's risk profile, laid alongside similar firms, as more controlled, relatively narrow and de-escalating. Additionally, GoBeep is the only company I know of that provides this sophisticated service through patents-pending technology. Barriers to seriously compete with GoBeep are high. Their potential channels for revenue growth are many, diverse, large and expanding. Some are nearing fruition with delivered letters of intent from companies that contract with the U.S. Department of Defense.

I believe these deal terms are advantageous for investors given GoBeep's scalability and

I believe these deal terms are advantageous for investors given GoBeep's scalability and potential growth. GoBeep's position on a risk-reward spectrum is, in my view, toward a higher potential reward with associated lower risks when compared to other similar stage SaaS companies. GoBeep's lower risk profile centers on its in-demand, information-savvy

I believe these deal terms are advantageous for investors given GoBeep's scalability and potential growth. GoBeep's position on a risk-reward spectrum is, in my view, toward a higher potential reward with associated lower risks when compared to other similar stage SaaS companies. GoBeep's lower risk profile centers on its in-demand, information-savvy technology, as well as the extensive software technology experience shared among its founders and advisors. This is especially compelling to me when considering GoBeep's cloud-based SaaS as a template that can be overlaid and scaled in almost any industry or sector with burgeoning information privacy and security demand.

Consider coming aboard as an investor in GoBeep!

Invested $1,000 this round & $10,000 previously

indulj.me Greenville SC

Alcohol | Technology | Software | Saas | Community

Highlights

1. Patents-pending platform to share and revoke personal information using blockchain technology

2. Vets and active duty military use GoBeep to improve whole health and aid in the prevention of suicide

2 Vets and active duty military use GoBeep to improve whole health and aid in the prevention of suicide

2. Vets and active duty military use GoBeep to improve whole health and aid in the prevention of suicide

3. hospitality customers use the same platform to create new revenue streams with highly targeted marketing programs

4. Increased customer acquisition 6x month over month for the last 3 months

5. Senate and celebrity endorsement for Life Aid based on GoBeep's technology

---

Our Team



Paul Della Maggiora CEO and Founder

Designed and sold networks, commerce, and marketing systems to some of the largest companies in the world.

> Think about everything that you have that's considered data, and then imagine a not-so-distant future where more intimate information is bought and sold. The only way to stop this is to put control in the hands of each of us. Data privacy legislation only assigns liability, it doesn't fix the problem. We do.



Dean Rogers Co-founder & Chief Product Officer

Defined and launched more than two dozen products at Fortune 50 companies and startups. Has a deep love of wine and the industry.



Bill Leone Chief Commercial Officer

Established some of the most recognizable adult beverage brands in Consumer Packaged Goods, and led global software sales teams for Clinical Research Organizations.



Bud Aiken Chief Financial Officer

CFO with Milliken, FMC, BASF. Masters in International Business.



Adam Della Maggiora New Business Development

Filmmaking, photography, and door to door solar sales.

Pitch


"Consumer data and artificial intelligence provide the key to unlocking a whole new era of consumer engagement."
- Forbes, based on 2021 PWC CEO Pulse Survey
GoBeep, Inc., Copyright © 2021

Consumer data? How is that interesting? And how are breweries and the military able to use the same software? We're building the future of how each of us controls how we share or revoke our personal information with companies and corporations.


WE'RE NUMB TO MISUSE OF OUR PERSONAL INFORMATION
Sick of spam, annoying ads, and cookie requests
Cyber-terrorism and cyber-theft are at all-time highs
We wish organizations showed us stuff we cared about
GoBeep, Inc., Copyright © 2021

We see how organizations gather, buy, and in some cases steal information about each one of us, hoping to get an edge on their competitors. Whether it's retailers

each one of us, hoping to get an edge on their competitors. Whether it's retailers or restaurants trying to convince you to buy something, or how an insurance company calculates your premium, your personal data provides organizations with the most effective way to engage you.

Unfortunately, it feels like we have very little control over the information about us. It's like someone handing out copies of our driver's licenses and birth certificates to anyone who asks.


HOW COME WE CAN'T CONTROL OUR DIGITAL PERSONAL INFORMATION?
• Social media, search engines, and phones know way too much about us
• Apps and web pages are the culprit - watching and listening to us
• European, Canadian, and California privacy legislation shifts liability but doesn't fix the bigger problem
• How can we balance the power between us and organizations?
GoBeep, Inc., Copyright © 2021

Ethical businesses and organizations would rather not have so much power over our personal information. The problem is that most organizations don't have the technology to let us directly control what happens with personal information. That's where we come in...


WHAT IF THERE WERE A SAFER WAY TO SHARE OUR INFORMATION?
• Empower you to decide who participates in your digital community and which companies reach you
• Make it cost effective to build ethical, trusted apps and digital community
• Make it easy for businesses to use your personal information on YOUR terms
GoBeep, Inc., Copyright © 2021

We built something special in the cloud: a "Platform As A Service" that allows ethical organizations to give control back to each of us to build trust and engagement. Applications built on GoBeep enable a whole new level of security and privacy under each of our control.

The result? if we trust an organization, we're happy to share personal information. If they betray that trust, we simply "revoke" their access to us, and that's the end of it.


GOBEEP MAKES IT SAFE FOR ORGANIZATIONS TO BUILD COMMUNITY
Move personal data out of corporate servers and onto your phone
Share or revoke who gets access to you, even ghosting companies
Let organizations share what interests you through hyper-personalization
Leverage blockchain for the most secure, legally-defensible protection
GoBeep, Inc., Copyright © 2021

If you're not a tech geek, feel free to skip this part.

We reduce the overall cost and complexity for businesses to build secure, privacy-forward applications. The "Before-GoBeep" diagram below shows what it takes to build a well-designed cloud server and network architecture that supports world-class privacy and security.

The "After-GoBeep" demonstrates just how much easier we make it for an organization to build their applications with our patents-pending, privacy, and security. We've demonstrated upwards of 70% savings and simplification for partners who build their applications with us.

Using the latest department of defense security and encryption combined with blockchain (yeah, that blockchain you hear about with cryptocurrency), we ensure the exchange of personal information is treated with the same value and protection as the exchange money.

FASTER, EASIER, AND MORE RELIABLE ENGAGEMENT THROUGH GOBEEP

uspto
17/104,255
17/104,266


Cloud Architecture Before GoBeep
Cloud Architecture After GoBeep
GoBeep

- GoBeep reduces the cost of secure, privacy-forward apps by up to 70%
- Our pending patents de-centralize personal data onto our phones
- We speed integration with older business software and analytics cost-effectively

We needed to prove our platform technology before opening it up to other markets, so we chose something fun and dear to our hearts: craft beer, wine, and spirits. We built an app called "Indulj" which is available on the Google and Apple play stores. The app leverages our platform technology and demonstrates a clear business case for the hospitality industry.

We charge a monthly subscription to the businesses. They have their customers download the app and are able to personalize the marketing and sale of memberships, and subscriptions directly to each consumer based on their preferences.

With this quickly growing industry, our customers are expanding locations and formats, adding stand-alone restaurants and even hotels.

PROOF: CRAFT ALCOHOL IS ALL ABOUT COMMUNITY AND TRUST

- Built "Indulj" app on our platform to test the market with low risk
- US Craft alcohol has 11% CAGR and low barrier to entry:
    - 10,000 wineries
    - 8,500 breweries
    - 3,000 distilleries
- Businesses save time, build community, and generate new recurring revenue
- App-based memberships, subscriptions, personalized offers





After selling commercially starting this past August, we have over 30 breweries signed up, growing by the week.

OUR HOSPITALITY CUSTOMERS

New Holland Brewing Co, Tetrad Brewing Co., The Mason Jar Lager Co., Ellison Brewery + Spirits, Bold Mariner Brewing Company, Big Ugly Brewing Chesapeake VA, Salty Parrot Brewing Company, 13 Stripes Brewery, Vecino Brewing Co., Indigo Reef Brewing Co, 6S Brewing Company, Twenty-Six Acres Brewing Co., O'Connor Brewing Co., Sugar Creek, RJ Rockers Brewing Company, Lower Case Brewing, Fullsteam, TBCO, Crafty Cats Brewery, Durty Bull Brewing Company, Devils Logic Brewing

Here's where things get exciting. A friend of ours who is a retired air force general asked if our patents might apply to helping our military and first responders improve their whole health and readiness. Previous attempts with apps didn't go well because of a lack of trust from the individual service members because of the stigma of sharing information with their chain of command.

EXPANDING BEYOND HOSPITALITY

- Our focus on hospitality allowed us to prove our technology works
- Same platform can be used across other industries
- We've added a higher stakes industry: Wellness
- Higher stake = there's a high cost to getting consumer data privacy wrong



The Life Aid Research Institute has worked with US veterans and first

responders for the last 14 years to help them improve their whole health and prevent suicide. They've positively affected the lives of over 30,000 individuals and their families.

Life Aid wanted to build an app that takes their methods and outcomes to active duty service members, veterans, and first responders.

They needed a platform to ensure users had absolute control over who could access their very personal information without fear of reprisal from the chain of command. GoBeep's platform and patents-pending uniquely let our service members build trust to improve their health, their readiness, and the quality of their lives.


LIFESCORE APP IMPROVES MILITARY HEALTH AND SUICIDE PREVENTION
• Life Aid's "LifeScore" app is a whole health application combining peer support, functional medicine, and community activation
• Focuses on active duty military, veterans, and first responders
• Life Aid chose GoBeep's platform for patents-pending privacy to prevent stigma and mistrust from previous apps
GoBeep, Inc., Copyright © 2021

We worked with Life Aid to build a prototype of their app called LifeScore on our platform. They've been successful in connecting with our military leaders, and you can see below the pilots we have lined up for next year. This is incredibly exciting and happening very quickly! We're poised for fast growth.


LIFESCORE APP IMPROVES MILITARY HEALTH AND SUICIDE PREVENTION
• 3 Pilots confirmed for 2022
- Q2: Indiana National Guard
- Q3: Army
- Q3: Joint Chiefs with Walter Reed
• Senators Kyrsten Sinema and Rob Portman put LifeScore app in bill S3919 "Suicide Prevention in the 21st Century" currently in Armed Services Committee (status: committee markup)
My LifeScore
75


Tim Allen recorded public service
announcements to promote LifeScore
Median LifeScore
Life Event
Week 1
Week 2
Week 3
Week 4
Week 5
Week 6
Week 7
Week 8
Week 9
Week 10
GoBeep, Inc., Copyright © 2021

The chart below shows that we're in a nice-sized market, and believe we can capture $160,000,000 of that market over the next five years.

Forward-looking projections cannot be guaranteed.


THE SIZE OF THE MARKET WE'RE SELLING INTO
Categories: Customer Data Platforms + Mobile Marketing Automation
SAM, $3,400,000,000
TAM, $11,200,000,000
SOM, $160,000,000
Total Addressable Market: $11.2b in 2021 with 22% CAGR thru 2026
Service Addressable Market: $3.4b
Service Obtainable Market: $160m
Source: Research and Markets Report January 2021

Let's talk about competition. We have a unique product that covers multiple categories of software. It's a popular space as we watch some of our competitors get bought up by companies like Salesforce.com, Twilio, and Adobe.

What makes us different is how we addressed consumer data privacy. It's not about being compliant with the laws of the land, which is where our competitors are. Instead, we built a fair and secure way to level the playing field between an individual and an organization. We skated to where the puck will be when data privacy no longer needs government intervention.

GOBEEP COMPETITORS

oznr punchh. segment salesforce marketing cloud Skyflow

Why we're different:

- Significantly reduce app development and infrastructure costs
- simplify building highly secure apps with consumer-controlled data privacy
- Easily integrate corporate software with less customization and cost

Some thoughts about how GoBeep projects our income statement. We do not inflate our projections like other startups. Given our maturity in this industry, we take pride in modeling what we think we can make happen so we can under-promise and over-deliver.

The opportunity we have in the wellness space is huge, and we believe our participation will grow quickly. However, we've projected our growth using S-Curve adoption. This means our projections, while more conservative, reflect the typical way new software gets adopted.

What does this mean for you? Honesty and transparency. We set targets and we intend to hit or exceed them. We notify our investors quickly if we see a need to adjust our projections.

GOBEEP FORWARD LOOKING INCOME STATEMENT

	2019	2020 ACT	2021 F	2022 P	2023 P	2024 P	2025 P	2026 P
Net Sales	**$0**	**$592**	**$98,971**	**$1,473,717**	**$7,633,885**	**$20,350,042**	**$42,323,240**	**$58,595,842**
Hospitality	$0	$592	$25,571	$599,007	$2,526,911	$5,429,205	$7,600,887	$9,881,153
Wellness	$0	$0	$73,400	$874,709	$5,106,974	$14,337,372	$32,388,508	$41,202,978
Insurance	$0	$0	$0	$0	$0	$583,466	$1,166,913	$3,591,680
Banking	$0	$0	$0	$0	$0	$0	$1,166,931	$3,920,031
COGS	$0	$0	$23,500	$278,813	$1,099,781	$3,052,506	$6,348,486	$8,789,376
Gross Margin	$0	$592	$75,471	$1,194,904	$6,534,104	$17,297,536	$35,974,754	$49,806,466
Grant	$25,000	$29,000	$22,422	$0	$0	$0		
S,G&A Costs	$129,325	$474,891	$553,720	$1,692,255	$4,962,040	$13,227,527	$25,393,944	$32,227,713
EBITDA	($104,325)	($445,299)	($455,826)	($497,351)	$1,572,064	$4,070,008	$10,580,810	$17,578,753
Interest	$5,566	$24,924	$50,276	$0	$0	$0	$0	$0
Pre-Tax Profit	($109,891)	($470,223)	($506,102)	($497,351)	$1,572,064	$4,070,008	$10,580,810	$17,578,753
Income Tax	$0	$0	$0	$0	$83,414	$993,308	$2,962,627	$4,922,051
Net Income	($109,891)	($470,223)	($506,102)	($497,351)	$1,488,650	$3,076,701	$7,618,183	$12,656,702

Forward-looking projections cannot be guaranteed.

Yeah - our team is a bunch of older folks. The advantage to you as an investor is that we've walked these roads for decades, with products, sales, and customers. We have experience and knowledge that enables us to take big risks while ensuring we can deliver when the risk turns out to be successful

ensuring we can deliver when the risk turns out to be successful.


OUR VISION: PURPOSE DRIVEN BY EXPERIENCE
Paul Della Maggiora
CEO, CTO, Founder
Dean Rogers
Chief Product Officer, Co-founder
Bill Leone
Chief Commercial Officer
Bud Aiken
Chief Financial Officer
Adam Della Maggiora
Business Development
Donna Rhode
Advisor
Greg Akers
Cyber Security Advisor
General Tom Verbeck
Advisor
GoBeep, Inc., Copyright © 2021

So that's GoBeep. We dreamed of how to democratize digital information and how to help individuals and businesses build trust and improve their interactions. We built a software platform, filed our pending patents, and tested the technology in a fun market: craft alcohol. And while we anticipate that will be a terrific revenue generator, we're even more excited to expand into the wellness and healthcare spaces.

UNDERSTANDING YOUR INVESTMENT


R&D
27%
Customer Success
18%
G&A
16%
Security hardening
6%
Sales/Marketing
34%

Broaden market, increase functionality, accelerate sales

- Your investment will help us hire additional business development and customer success people
- We'll accelerate development, adding new features more rapidly and integrating with all types of software to provide a 360-degree view of customers
- We'll expand deeper into hospitality with restaurants, resorts, conference spaces, and lodging
- We'll expand deeper into wellness with clinical research organizations and corporate EAP programs